================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark one)
           [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                      For the year ended December 31, 1999

                                       Or

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                        EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
              For the transition period from _____________ to _____________

                             Commission file number: 0-24947



                             UNITED COMMERCIAL BANK
                                SAVINGS PLUS PLAN
                            (Full title of the plan )


                               UCBH HOLDINGS, INC.
                               711 Van Ness Avenue
                          San Francisco, CA 94102-3224
             (Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office)


================================================================================

                              REQUIRED INFORMATION

FINANCIAL STATEMENTS.

         Statement of Net Assets Available for Benefits at December 31, 1999 and 1998.

         Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999.

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY SCHEDULES:

         SCHEDULE I
         Form 5500, Item 4i - Schedule of assets held for investment at December
                              31, 1999

         SCHEDULE II
         Form 5500, Item 4j - Schedule of reportable transactions during the year ended December 31, 1999 in excess of 5% of the market value of Plan assets at January 1, 1999

Note - Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the United Commercial Bank Savings Plus Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 29, 2000                           United Commercial Bank
                                               Savings Plus Plan


                                               By:  /s/ Deanne Miller
                                                    ----------------------------
                                                    Deanne Miller, Chairperson
                                                    United Commercial Bank
                                                    Savings Plus Plan Committee

UNITED COMMERCIAL BANK
SAVINGS PLUS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 1999

United Commercial Bank Savings Plus Plan
Index to Financial Statements and Supplementary Schedules


-----------------------------------------------------------------------------------------------------------------

                                                                                                            PAGES
Report of independent accountants                                                                             1

Statement of net assets available for benefits December 31, 1999 and 1998                                     2

Statement of changes in net assets available for benefits for the year ended
     December 31, 1999                                                                                        3

Notes to financial statements                                                                               4 - 7

Supplementary Schedules:

     SCHEDULE I
     Form 5500, Item 4i -      Schedule of assets held for investment
                               at December 31, 1999                                                           8

     SCHEDULE II
     Form 5500, Item 4j -      Schedule of reportable transactions during the
                               year ended December 31, 1999 in excess of 5% of
                               the market value of Plan assets at January 1,
                               1999                                                                           9


Note - Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the United Commercial Bank Savings Plus Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Commercial Bank Savings Plus Plan (the "Plan") as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 on the basis of accounting described in Note 2. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As more fully described in Note 2 and as permitted under the Department of Labor Rules and Regulations, the Plan prepares its financial statements on a modified basis of cash receipts and disbursements which is a comprehensive basis of accounting other than generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP
San Francisco, California
June 28, 2000

United Commercial Bank Savings Plus Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
--------------------------------------------------------------------------------


                                                  DECEMBER 31,
                                           ----------------------------
                                              1999             1998

ASSETS

Investments (Note 4)                       $ 9,763,160     $ 7,722,119
                                           -------------   ------------

Net assets available for benefits          $ 9,763,160     $ 7,722,119
                                           =============   ============


                See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
--------------------------------------------------------------------------------


                                                             FOR THE
                                                            YEAR ENDED
                                                        DECEMBER  31, 1999
                                                       --------------------

ADDITIONS
  Additions to net assets attributed to:
    Net appreciation in fair value of investments (Note 4)  $   585,018
    Investment income                                           567,812
                                                            -------------

                                                              1,152,830
                                                            -------------

Contributions
  Employee contributions                                      1,204,972
  Employer contributions                                        381,813
                                                            -------------

                                                              1,586,785
                                                            -------------

Total additions                                               2,739,615
                                                            -------------

DEDUCTIONS
  Deduction from net assets attributed to:
    Distributions to participants                               698,574
                                                            -------------

      Net increase in net assets available for benefits       2,041,041

Net assets available for benefits, beginning of year          7,722,119
                                                            -------------

Net assets available for benefits, end of year              $ 9,763,160
                                                            =============


                 See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

         ORGANIZATION AND PLAN BENEFITS

         The United Commercial Bank Savings Plus Plan (the "Plan") was established to provide eligible United Commercial Bank ("UCB") employees an opportunity to participate in tax deferred savings in order to augment their retirement income. Further information regarding the Plan is available in the United Commercial Bank Savings Plus Plan Document, amended and restated effective January 1, 1989 (the "Plan Document"), and in the related summary plan description.

         PLAN ADMINISTRATION

         The United Commercial Bank Savings Plus Plan Committee is the Plan administrator. The Reber Group continued as the Plan recordkeeper from January 1, 1999 to August 27, 1999. Effective August 28, 1999, the Plan administrator appointed Ceridian Retirement Plan Services as recordkeeper. The Plan administrator appointed Charles Schwab Trust Company as the Plan trustee and custodian effective November 1, 1999. State Street Bank and Trust Company was the prior custodian.

         ELIGIBILITY

         Effective January 1, 1991, all employees of UCB who are twenty-one years of age or older and have completed three months of eligible service may elect to participate in the Plan.

         EMPLOYEE CONTRIBUTIONS TO THE PLAN

         Contributions to the Plan are made from employee payroll deductions. Participating employees may contribute up to 15% of their annual compensation; however, such contributions cannot exceed the applicable Internal Revenue Code dollar limits. Participants may choose among the investment options described in Note 3.

         EMPLOYER CONTRIBUTIONS TO THE PLAN

         The Plan Document provides for employer contributions of 50 percent of employee contributions for employee participants whose annual compensation is less than $80,000. For employee participants whose annual compensation is $80,000 or more, employer contributions are at the discretion of the Board of Directors (none in 1999 and 1998). Employer contributions may be limited to Internal Revenue Code dollar limits. For 1998 and 1999, employer contributions were limited to $2,000 per participant.

         ALLOCATION OF FORFEITURES

         If employee turnover results in forfeitures of non-vested employer contributions, such forfeitures are placed in the Money Market Fund. Such amounts may be used to pay administrative expenses, correct administrative errors or reduce future employer contributions. Total forfeitures at December 31, 1999 and 1998 amounted to $139,876 and $104,760, respectively.

         VESTING OF BENEFITS

         Participants are immediately vested in their contributions to the Plan plus earnings thereon. Employees vest in employer contributions based on their years of service, with incremental vesting of 20% for each of the first five years of service and 100% vesting for employees with five or more years of service.

         TERMINATION OF THE PLAN

         Should the Plan terminate at some future date, all affected participants will be 100% vested in their account balances. Such balances will be fully distributed to the participants.

         ADMINISTRATIVE EXPENSES

         Administrative expenses of the Plan are generally performed or paid for by UCB.

         PARTICIPANT LOANS

         Under the terms of the Plan, loans from participant accounts may be made to Plan participants subject to the terms and limitations set forth in the Plan document and the Internal Revenue Code. All loans are fully amortized and repaid in substantially level payroll deductions. The loans are secured by the vested portion of a participant's account balance. For loans originated during 1999 and 1998, the interest rate was Bank of America Prime.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accounts of the Plan are maintained on a modified basis of cash receipts and disbursements. Accordingly, the accompanying financial statements do not include employee contributions receivable of approximately $43,230 and $38,054 and employer contributions receivable of approximately $9,333 and $9,162 at December 31, 1999 and 1998, respectively. In addition, these statements do not reflect benefits payable to former participants of the Plan of approximately $7,011 and $0 at December 31, 1999 and 1998, respectively. Certain 1998 amounts have been reclassified to conform to the current year presentation.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         All investments are carried at market value, which represents fair value, as reported by Charles Schwab Trust Company, and as determined by the Ceridian Retirement Plan Services as of December 31, 1999 and as reported by Advisors Trust company, and as determined by the Reber Group as of December 31, 1998. In accordance with the Plan's policy of carrying investments at market value, the change in the net unrealized appreciation or depreciation is included in the statement of changes in net assets available for benefits on an accrual basis. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.

         USE OF ESTIMATES

         The preparation of financial statements on a modified basis of cash receipts and disbursements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.


3.   INVESTMENT ELECTIONS

     During 1998, participants could choose to direct their contributions and employer contributions to one of six different strategies or a money market fund. Each strategy contains a varied combination of eight mutual funds managed by the Frank Russell Investment Management company. The risk and return characteristics of each of the six strategies vary depending on the mix of mutual funds included in the strategies.

     Effective April 8, 1999 participants could also choose to direct contributions to purchase stock of UCBH Holdings Inc., parent company of UCB.

     Effective July 2, 1999 a new mutual fund, the Dreyfus S&P 500 Index Fund, was added to the plan's investment options. In addition, from July 2, 1999 participants no longer need to direct contributions to a specific investment strategy. From this date they could direct contributions to any of the eight mutual funds managed by the Frank Russell Investment Management Company, the Dreyfus S&P 500 Index Fund, UCBH Holdings Inc. stock and/or the money market fund.

4.   INVESTMENTS

     Investments representing 5% or more of net assets available for Plan benefits were as follows:


                                                 DECEMBER 31,
                                        ----------------------------
                                            1999          1998
INVESTMENTS IN MUTUAL FUNDS:
  Frank Russell Equity I Fund            $ 1,945,693    $ 1,978,024
  Frank Russell Equity II Fund             1,196,859        909,984
  Frank Russell Equity III Fund              718,592        761,278
  Frank Russell International Fund         1,540,732      1,001,467
  Frank Russell Fixed Income I Fund          812,162        756,287
  Frank Russell Fixed Income II Fund         933,985        937,586
  Frank Russell Money Market Funds         1,358,959      1,110,214



5.   TAX STATUS OF THE PLAN

     UCB has received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. The Plan administrator is of the opinion that the Plan continues to fulfill the requirements of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.

United Commercial Bank Savings Plus Plan
Schedule of Assets                               EIN 94-30009408
Held for Investment                           Form 5500, Item 4i
December 31, 1999                                     Schedule I
-------------------------------------------------------------------------------

                             IDENTITY OF ISSUER AND                                         CURRENT
                            DESCRIPTION OF INVESTMENT                    COST                VALUE

UCBH Holdings, Inc.(1) - common stock                                 $    96,520         $   291,802
Dreyfus  S&P 500 Index fund                                               394,599             411,784
Frank Russell Equity I Fund                                             1,973,261           1,945,693
Frank Russell Equity II Fund                                            1,093,255           1,196,859
Frank Russell Equity III Fund                                             774,301             718,592
Frank Russell International Fund                                        1,412,821           1,540,732
Frank Russell Emerging Markets Fund                                       277,853             348,088
Frank Russell Fixed Income I Fund                                         828,292             812,162
Frank Russell Fixed Income II Fund                                        939,153             933,985
Frank Russell Money Market Funds                                        1,362,138           1,358,959
                                                                      ------------        ------------

   Total Investment Portfolio                                           9,152,193           9,558,656

   Participant loans(2)                                                                       204,504
                                                                      ------------        ------------

      TOTAL INVESTMENT PORTFOLIO AND PARTICIPANT LOANS                $ 9,152,193         $ 9,763,160
                                                                      ============        ============



-------------------------
(1) Designates a party-in-interest with respect to the Plan.
(2) Participant loans have various maturities, are fully amortized, and are repaid by employee payroll deduction. At December 31, 1999 interest rates on outstanding loans ranged from 7% to 9%.


United Commercial Bank Savings Plus Plan
Schedule of Reportable Transactions (during
the year ended December 31, 1999                EIN 94-30009408
in Excess of 5% of the Market Value of                                                         Form 5500, Item 4j
Plan Assets at January 1, 1999)                                                                       Schedule II
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                          EXPENSE
                                                                                                         INCURRED
   IDENTITY OF                                                        PURCHASE      SELLING     LEASE      WITH         COST OF
  PARTY INVOLVED                   DESCRIPTION OF ASSET               PRICE         PRICE       RENTAL   TRANSACTION     ASSET

Charles Schwab Trust Company    Frank Russell Equity I Fund        $  775,660    $  927,076  $      -  $          -   $  1,562,390
Charles Schwab Trust Company    Frank Russell Equity II Fund          426,877             -         -             -        426,877
Charles Schwab Trust Company    Frank Russell Fixed I Fund            493,616             -         -             -        493,616
Charles Schwab Trust Company    Frank Russell Fixed Income II Fund    566,342       548,396         -             -      1,117,897
Charles Schwab Trust Company    Frank Russell International Fund      633,115       381,239         -             -        979,641
Charles Schwab Trust Company    Frank Russell Money Market Fund       468,726     1,583,886         -             -      2,052,612
Charles Schwab Trust Company    Schwab Value Advantage Money Fund   1,376,444     1,373,627         -             -      2,750,071
                                                                   ----------    ----------  --------  ------------   ------------
                                                                   $4,740,780    $4,814,224  $      -  $          -   $  9,383,104
                                                                   ==========    ==========  ========  ============   ============


--------------------------------------------------------------------------------------------

                                                                      CURRENT
                                                                      VALUE OF
                                                                      ASSET ON         NET
   IDENTITY OF                                                        TRANSACTION    GAIN OR
  PARTY INVOLVED                   DESCRIPTION OF ASSET                 DATE          (LOSS)

Charles Schwab Trust Company    Frank Russell Equity I Fund         $  1,702,736    $  140,346
Charles Schwab Trust Company    Frank Russell Equity II Fund             426,877             -
Charles Schwab Trust Company    Frank Russell Fixed I Fund               493,616             -
Charles Schwab Trust Company    Frank Russell Fixed Income II Fund     1,114,738        (3,159)
Charles Schwab Trust Company    Frank Russell International Fund       1,014,354        34,713
Charles Schwab Trust Company    Frank Russell Money Market Fund        2,052,612             -
Charles Schwab Trust Company    Schwab Value Advantage Money Fund      2,750,071             -
                                                                    ------------    ----------
                                                                    $  9,555,004    $  171,900
                                                                    ============    ==========

